FORM 4
                                                                                                    --------------------------------
[ ] CHECK THIS BOX IF NO LONGER                                                                              OMB APPROVAL
    SUBJECT TO SECTION 16. FORM 4 OR                                                                --------------------------------
    FORM 5 OBLIGATIONS MAY CONTINUE.                                                                OMB NUMBER:           3235-0287
    SEE INSTRUCTION 1(B).                                                                           EXPIRES:   SEPTEMBER 30, 1998
    (PRINT OR TYPE RESPONSES)                                                                       ESTIMATED AVERAGE BURDEN
                                                                                                    HOURS PER RESPONSE..........0.5
                                                                                                    --------------------------------
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
   Winokur, Herbert S., Jr.                         The WMF Group, Ltd. (WMFG)                  (Check all applicable)
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [X] Director  [X] 10% Owner
                                            Security Number                                       Officer       Other
    30 East Elm Street                      of Reporting       December, 1997                     (give title   (specify title
---------------------------------------     Person                                                below)        below)
        (Street)                            (Voluntary)
                                                                                                  ----------------------------
------------------------------------------------------------------------------------------------------------------------------------
   Greenwich, Connecticut  06830                            5. If Amendment,    7. Individual or Joint/Group Filing
---------------------------------------                        Date of Original    (Check Applicable Line)
   (City)       (State)     (Zip)                              (Month/Year)
                                                                                   [ ] Form filed by One Reporting Person
                                                                                   [X] Form filed by More than One Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)
                                  -------------------------------------------------
                                     Code     V       Amount  (A) or (D)    Price   (Instr. 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share (1)      12/08/97       X              16,135       A      $9.15 per                       I                 (3)
                                                      shares                share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share (1)      12/08/97       X              546,448       A      $9.15 per    546,448           D                 (4)
                                                      shares                share       shares
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share (2)      12/08/97       J(13)          78,925       A         N/A        95,060            I                 (5)
                                                      shares                            shares
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share (2)      12/08/97       J(13)          421,844      A         N/A           0              D                 (6)
                                                      shares                            shares
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 (7/96)

                                                                                                                         Page 1 of 6


FORM 4 (continued)
  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

---------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/Day/Year)   (Instr. 8)      Securities
   (Instr. 3)     Derivative                                        Acquired (A)
                  Security                                          or Disposed
                                                                    of (D)


                                                ---------------------------------
                                                      Code         (A)      (D)
---------------------------------------------------------------------------------
Rights to           N/A            12/08/97                              236,775
acquire                                               J(13)              Rights
Common                                                                    (14)
Stock (7)
---------------------------------------------------------------------------------
Rights to           N/A            12/08/97                            1,265,532
acquire                                               J(13)              Rights
Common                                                                    (14)
Stock (7)
---------------------------------------------------------------------------------
Rights to          $9.15           12/08/97             X               Rights to
acquire          per share                                               Acquire
Common                                                                    16,135
Stock (8)                                                                shares
---------------------------------------------------------------------------------
Rights to          $9.15           12/08/97             X               Rights to
acquire          per share                                               Acquire
Common                                                                   546,448
Stock (8)                                                                shares
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------

---------------------------------------------------------------------------------

FORM 4 (continued)
          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                                        Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
-----------------------------------------------------------------------------------------------------------
    (7)       (7)     Common      78,925        N/A             0                I               (9)
                       Stock      shares
-----------------------------------------------------------------------------------------------------------
    (7)       (7)     Common     421,844        N/A             0                D              (10)
                       Stock      shares
-----------------------------------------------------------------------------------------------------------
    (8)       (8)     Common      16,135        N/A             0                I              (11)
                       Stock      shares
-----------------------------------------------------------------------------------------------------------
    (8)       (8)     Common     546,448        N/A             0                D              (12)
                       Stock      shares
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

         Explanation of Responses:                                                          SEC 1474 (7/96)

         See attached explanations.

                                                                                                Page 2 of 6

**     Intentional misstatements or omissions of facts constitute
       Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C.    /s/ HERBERT S. WINOKUR, JR.          January 5, 1998
       78ff(a).                                                          ----------------------------
                                                                         Herbert S. Winokur, Jr.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                         Winokur Holdings, Inc.               January 5, 1998


                                                                         /s/ HERBERT S. WINOKUR, JR.
                                                                         ----------------------------
                                                                         Name: Herbert S. Winokur, Jr.
                                                                               Title: President


                                                                         Capricorn Investors, L.P.            January 5, 1998

                                                                         By:  Capricorn Holdings, G.P.

                                                                         By:  Winokur Holdings, Inc.



                                                                         /s/ HERBERT S. WINOKUR, JR.
                                                                         ----------------------------
                                                                         Name: Herbert S. Winokur, Jr.
                                                                               Title: President


                                                                         Capricorn Investors II, L.P.         January 5, 1998

                                                                         By:  Capricorn Holdings, LLC


                                                                         /s/ HERBERT S. WINOKUR, JR.
                                                                         ----------------------------
                                                                         Name: Herbert S. Winokur, Jr.
                                                                               Title: Manager


                                                                                                                  Page 3 of 6

                FORM 4 - ADDITIONAL REPORTING PERSON INFORMATION


 1.      Name and Address of Additional Reporting Person:

         Winokur Holdings, Inc.
         30 East Elm Street
         Greenwich, Connecticut  06830



 2.      Name and Address of Additional Reporting Person:

         Capricorn Investors, L.P.
         30 East Elm Street
         Greenwich, Connecticut 06830



 3.      Name and Address of Additional Reporting Person:

         Capricorn Investors II, L.P.
         30 East Elm Street
         Greenwich, Connecticut 06830


FORM 4

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549
                                                           (Continuation)

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

------------------------------------------------------------------------------------------------------------------------------------
1.  Name and Address of Reporting Person                2.  Statement For Month/Year   4.  Issuer Name and Ticker or Trading Symbol

  Winokur                    Herbert        S., Jr.         December, 1997                 The WMF Group, Ltd. (WMFG)
------------------------------------------------------------------------------------------------------------------------------------
  (Last)                     (First)       (Middle)

       30 East Elm Street
--------------------------------------------------------------------------------
              (Street)

       Greenwich           Connecticut            06830
--------------------------------------------------------------------------------
       (City)                (State)              (Zip)
--------------------------------------------------------------------------------


Explanation of Responses (continued):

1.    Shares acquired by Capricorn Investors II, L.P. pursuant to closing of Share Purchase Agreement dated November 17, 1997 by and between Capricorn Investors II, L.P. and The WMF Group, Ltd.

2.    Shares acquired by Capricorn Investors, L.P. pursuant to exercise of rights distributed on May 9, 1997 to holders of record of
      Common Stock of NHP Incorporated as of May 2, 1997. The rights were exercised pursuant to their terms, and the shares acquired by Capricorn Investors, L.P. on December 8, 1997, at the effective time of the merger of AIMCO/NHP Acquisition Corp. with and into NHP Incorporated pursuant to the Amended and Restated Agreement and Plan of Merger dated as of April 21, 1997, and as amended as of October 14, 1997, by and among Apartment Investment and Management Company, AIMCO/NHP Acquisition Corp. and NHP
      Incorporated.

3.    Beneficially owned by Mr. Winokur,  who may be deemed to have a pecuniary interest in these shares through Capricorn Holdings,
      LLC, which is the general partner of Capricorn Investors II, L.P., which directly held 546,448 shares at December 31, 1997.

4.    Directly owned by Capricorn Investors II, L.P.


                                                                                                                        Page 5 of 6

FORM 4

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549
                                                           (Continuation)

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

------------------------------------------------------------------------------------------------------------------------------------
1.  Name and Address of Reporting Person                2.  Statement For Month/Year   4.  Issuer Name and Ticker or Trading Symbol

  Winokur                    Herbert        S., Jr.         December, 1997                 The WMF Group, Ltd. (WMFG)
------------------------------------------------------------------------------------------------------------------------------------
  (Last)                     (First)       (Middle)

       30 East Elm Street
--------------------------------------------------------------------------------
              (Street)

       Greenwich           Connecticut            06830
--------------------------------------------------------------------------------
       (City)                (State)              (Zip)
--------------------------------------------------------------------------------

5.    Beneficially owned by Mr. Winokur, who may be deemed to have a pecuniary interest in these shares through Winokur Holdings,
      Inc., which directly held 78,925 shares at December 31, 1995.

6.    Shares directly owned by Capricorn Investors,  L.P., which directly held 0 shares at December 31, 1997. The shares acquired by
      Capricorn Investors, L.P. on December 8, 1997 were distributed to its partners prior to December 31, 1997.

7.    Rights to acquire shares distributed on May 9, 1997 to holders of record of Common Stock of NHP Incorporated as of May 2,
      1997. The rights were exercised, pursuant to their terms, on December 8, 1997 at the effective time of the merger of AIMCO/NHP
      Acquisition Corp. with and into NHP Incorporated pursuant to the Amended and Restated Agreement and Plan of Merger dated as of
      April 21, 1997, and as amended as of October 14, 1997, by and among Apartment Investment and Management Company, AIMCO/NHP
      Acquisition Corp. and NHP Incorporated.

8.    Rights to acquire shares pursuant to that certain Share Purchase Agreement dated as of November 17, 1997 by and between
      Capricorn Investors II, L.P. and The WMF Group, Ltd. The closing under the Share Purchase Agreement was held on December 8,
      1997.

9.    Beneficially owned by Mr. Winokur, who may be deemed to have had a pecuniary interest in these rights through Winokur
      Holdings, Inc., which directly held 0 of such rights at December 31, 1997.

10.   Directly owned by Capricorn Investors, L.P.

11.   Beneficially owned by Mr. Winokur, who may be deemed to have had a pecuniary interest in these rights through Capricorn
      Holdings, LLC, the general partner of Capricorn Investors II, L.P., which directly held 0 of such rights at December 31, 1997.

12.   Directly owned by Capricorn Investors II, L.P.


13.   The rights were exercised, pursuant to their terms, on December 8, 1997 at the effective time of the merger of AIMCO/NHP
      Acquisition Corp. with and into NHP Incorporated pursuant to the Amended and Restated Agreement and Plan of Merger dated as of
      April 21, 1997, and as amended as of October 14, 1997, by and among Apartment Investment and Management Company, AIMCO/NHP
      Acquisition Corp. and NHP Incorporated.

14.   Rights to acquire shares. Each right entitled the holder thereof, to receive one third of a share of Common Stock, par value
      $0.01 per share.

                                                                                                                        Page 6 of 6